FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of  March 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1.	English Translation of Financial Data from the Consolidated Financial Statements Attributable to the Company's shareholders.
2.	Registrant's Form 126 filed with the Israeli Securities Authority on March 13, 2012.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 13, 2012

3

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2011

US dollars in thousands

To
The shareholders of Elron Electronic Industries ltd.
The triangle building
42nd floor
3 Azrieli center
Tel-aviv

Re:	Special Auditor's Report on the Separate Financial Information in accordance with Regulation 9C to the Securities Regulations (Periodic Immediate and Reports), 1970

We have reviewed the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of December 31, 2011 and 2010 and for each of the three years the latest of which ended on December 31, 2011. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We did not audit the separate financial information taken from the financial statements of investees, whose assets less attributable liabilities, net total approximately $ 36.3 million and $ 32.4 million as of December 31, 2011 and 2010, respectively, and the Company's share of their earnings amounted to approximately $ 1.5 million, $ 3.1 million and $ 4 million for the years ended December 31, 2011, 2010 and 2009, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2012	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Consolidated Financial Statements Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Consolidated Financial Statements as of December 31, 2011, and for the year then ended ("consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated financial statements .

Presentation of transactions which were eliminated in the consolidated financial statements

Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's consolidated financial statements.
In the separate data, such transactions are presented as follows:

¡	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the consolidated financial statements.

¡
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the  consolidated financial statements.

¡	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2011	2010
	$ thousands

Current assets
Cash and cash equivalents	31,037	40,714
Other accounts receivable	5,194	1,025

	36,231	41,739

Assets held for sale	3,155	17,211

Non-current assets
Investments in subsidiaries and associates, net	188,336	213,338
Other investments (accounted as available for sale)	17,236	18,438
Property, plant and equipment, net	70	121
Other long-term receivables (Note 2)	5,394	6,792

	211,036	238,689

Total assets	250,422	297,639

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	December 31,
	2011	2010
	$ thousands

Current liabilities
Trade payables	102	234
Other accounts payable (Notes 3, 7)	1,821	20,600

	1,923	20,834

Long-term liabilities
Other long term liabilities (Note 4)	75,126	80,884

Total Liabilities	77,049	101,718

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573
Share premium	190,378	190,378
Capital reserves	9,022	14,855
Accumulated deficit	(35,600)	(18,885)

Total equity	173,373	195,921

	250,422	297,639

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the annual consolidated financial statements: March 13, 2012

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Income Attributable to the Company

	Year ended December 31,
	2011	2010	2009
	$ thousands

Income
Financial income	8,133	1,593	1,342

Expenses
General and administrative expenses	4,880	5,470	6,932
Financial expenses	140	6,671	3,322
Other expenses, net	15,264	1,191	1,660

	20,284	13,332	11,914

	(12,151)	(11,739)	(10,572)

Gain from disposal of subsidiaries and associates and changes in holdings, net	32,668	41,197	26,873
Company’s share of income (loss) of subsidiaries and associates	(37,538)	31,220	(30,605)

Net income (loss) attributable to the Company's shareholders	(17,021)	60,678	(14,304)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Comprehensive Loss Attributable to the Company

	Year ended December 31,
	2011	2010	2009
	$ thousands

Net income (loss) attributable to the Company's shareholders	(17,021)	60,678	(14,304)

Other comprehensive income (loss):

Gain (loss) from available-for-sale financial assets	(7,607)	9,520	5,001
Available-for-sale financial assets classified to the statement of income	910	-	(84)
Foreign currency translation differences for foreign operations	824	(591)	(64)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	(1,200)	-	(4,330)

Total other comprehensive income (loss) attributable to the Company	(7,073)	8,929	523

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	405	(507)	400

Total comprehensive income (loss) attributable to the Company's shareholders	(23,689)	69,100	(13,381)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Year ended December 31,
	2011	2010	2009
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(17,021)	60,678	(14,304)

Adjustments to reconcile net income ( loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	37,538	(31,220)	30,605
Depreciation	32	52	101
Financial income, net	(721)	(1,006)	(287)
Stock based compensation	294	92	127
Accrued interest on loans from shareholders	-	742	1,561
Loss from impairment of investments and financial assets	15,720	3,189	1,455
Loss (gain) from sale of property and equipment	(3)	(7)	55
Gain from sale of investments in available for sale financial assets	(415)	-	-
Gain from disposal of subsidiaries and associates and changes in holdings, net	(32,668)	(41,197)	(26,873)
Other	(12)	(584)	(1,037)

	19,765	(69,939)	5,707

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(192)	673	(151)
Increase in long term receivables	(262)	(355)	(358)
Increase (decrease) in trade payables	(132)	78	(120)
Increase (decrease) in other accounts payable*	(1,575)	16,909	1,161
Increase (decrease) in other long term liabilities	(5,758)	4,843	624

	(7,919)	22,148	1,156

Cash paid and received during the year for:
Interest paid	-	(1,565)	(727)
Interest received	721	2,571	1,014

	721	1,006	287

Net cash provided by (used in) operating activities	(4,454)	13,893	(7,154)

*)           See also note 4

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Year ended December 31,
	2011	2010	2009
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(4)	(4)	(2)
Investment in associates and subsidiaries	(22,651)	(16,110)	(13,974)
Proceeds from sale of property and equipment	26	51	76
Proceeds from sale of investments in associates and subsidiaries	19,355	17,564	63,206
Proceeds from sale of available for sale financial assets	1,301	-	-
Loans to subsidiary	(3,250)	(6,000)	(3,343)
Repayment of loans by subsidiary	-	17,500	-
Dividend received from associates and subsidiaries	-	-	8,117

Net cash provided by (used in) investment activities	(5,223)	13,001	54,080

Cash flows from financing activities
Receipt of long-term loans from shareholders	-	-	9,000
Repayment of loans from banks	-	(30,000)	-
Repayment of long-term loans from shareholders	-	(16,279)	-
Proceeds from exercise of options	-	50	-
Award paid to CEO by controlling shareholders	-	134	-

Net cash provided by (used in) financing activities	-	(46,095)	9,000

Increase (decrease) in cash and cash equivalents	(9,677)	(19,201)	55,926

Cash and cash equivalents as of beginning of the year	40,714	59,915	3,989

Cash and cash equivalents as of end of the year	31,037	40,714	59,915

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

1.	General

Pursuant to the decision of the Company's Board of Directors from November 12, 2009, on January 6, 2010, the Company voluntarily delisted its ordinary shares from the NASDAQ Global Select Market. At this stage, the Company intends to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, as soon as possible under SEC rules, thereby releasing Elron from its obligation to file reports with the SEC. Deregistration will be possible depending on the number of the Company's holders of record resident in the U.S, or the average daily trading volume ("ADTV") of the Company's shares in the U.S. out of the worldwide ADTV of the Company's shares. The Company cannot project when and if such deregistration will take place.

2	Long term receivables

As of December 31, 2011, long term receivables are mainly comprised of loans granted by the Company to its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"). For further details concerning loans granted to RDC see Note 3.C.2.d) to the consolidated financial statements.

3.	Dividend Distributed by RDC

On August 16, 2010, RDC distributed a dividend in the aggregate amount of $30,000 to its shareholders. The share of DEP Technology Holdings Ltd. (a corporate company, wholly owned by Elron, which holds 50.1% of RDC) ("DEP") in such dividend is approximately $15,000. This amount was advanced to Elron against an increase in inter-company balance and is presented under line item other accounts payable.

On December 31, 2011, DEP distributed a dividend to Elron in the amount of approximately $16,958, against a debt balance, which mostly resulted from the dividend distributed by RDC and accepted in Elron, subsequent to the sale of Medingo. For additional details see Note 3.C.2.d).to the consolidated financial statements.

4.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes.

For information about the dividends distributed by Elbit to Elron in December 2011 and December 2010, see Note 3.B.2 to the consolidated financial statements.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

5.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to associates)

	December 31
	2011	2010
	$ thousands

In U.S. dollar	29,189	40,263
In NIS	1,848	451

	31,037	40,714

6.	Disclosure for financial assets attributed to the Company (excluding amounts attributed to associates)

Following are the balances and expected maturity dates of the Company's significant investments according to groups of financial instruments pursuant to IAS 39:

December 31, 2011

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total
	$ thousands
Other investments (accounted for as available-for-sale)	-	-	-	-	17,236	17,236
Available-for-sale financial assets classified as held-for-sale	3,155	-	-	-	-	3,155
Loans and receivables *)	5,011	-	-	1,579	18,431	25,021
Other long term receivables	60	1,989	3,563	76	-	5,688

	8,226	1,989	3,563	1,655	35,667	51,100

December 31, 2010

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total
	$ thousands
Other investments (accounted for as available-for-sale)	-	-	-	-	18,438	18,438
Available-for-sale financial assets classified as held-for-sale	17,211	-	-	-	-	17,211
Loans and receivables *)	910	12,967	-	-	-	13,877
Other long term receivables	-	6,980	30	76	-	7,086

	18,121	19,947	30	76	18,438	56,612

*)
Including a loan to Starling Advanced Communications Ltd. ("Starling"), a subsidiary, in the amount of approximately $ 18,881 as of December 31, 2011 (approximately $ 11,882 as of December 31, 2010) which is presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net.

In addition, as of December 31, 2010 the Company held approximately 40% of the Convertible Debentures issued by Starling (see also Note 3.C.2.a) to the consolidated financial statements). The Company's holding of Starling's Convertible Debentures was also included in the Company's statement of financial position as part of Investments in subsidiaries and associates, net.

During 2011 Starling fully prepaid all of its Debentures, see also Note 3.C.2.a) to the consolidated financial statements..

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

7.	Disclosure for financial liabilities attributed to the Company (excluding amounts attributed to associates)

A.	Other current liabilities attributed to the Company

	December 31
	2011	2010
	$ thousand

Liabilities to employees and other payroll related expenses	512	1,183
Related parties (see Note 3 above)	226	18,814
Accrued expenses	328	449
Other payables	755	154

	1,821	20,600

B.	Liquidity risk attributed to the Company

For description of the risks that the Company is exposed to, which derives from the use of financial instruments and for the policy for managing its liquidity, see Note 24 to the consolidated financial statements.

Set forth below are the repayment dates of financial liabilities, according to their contractual terms in non-capitalized amounts (including interest payments):

December 31, 2011

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total

Trade payables	102	-	-	-	-	102
Other current financial liabilities	1,595	-	-	-	-	1,595
Related parties	226	-	-	-	75,126	75,352

	1,923	-	-	-	75,126	77,049

December 31, 2010

	Less than one year	1 to 2 years	2 to 3 years	More than 3 years	Un-determined	Total

Trade payables	234	-	-	-	-	234
Other current financial liabilities	1,786	-	-	-	-	1,786
Related parties	18,814	-	-	-	80,884	99,698

	20,834	-	-	-	80,884	101,718

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

8.	Linkage terms of financial assets and liabilities attributed to the Company according to groups of financial instruments pursuant to IAS 39

December 31, 2011

	USD	NIS	Non- monetary item	Total

Assets
Other investments (accounted for as available-for-sale financial assets)	-	-	17,236	17,236
Available-for-sale financial assets classified as held for sale	-	-	3,155	3,155
Other long term receivables	5,394	-	-	5,394
Loans and receivables	23,987	1,034	-	25,021

Total assets	29,381	1,034	20,391	50,806

Liabilities
Financial liabilities measured at amortized cost	330	76,375	344	77,049

December 31, 2010

	USD	NIS	Non- monetary item	Total

Assets
Other investments (accounted for as available-for-sale financial assets)	-	-	18,438	18,438
Available-for-sale financial assets classified as held for sale	-	-	17,211	17,211
Other long term receivables	6,792	-	-	6,792
Loans and receivables	11,882	910	-	12,792

Total assets	18,674	910	35,649	55,233

Liabilities
Financial liabilities measured at amortized cost	222	101,496	-	101,718

9.	Taxes on income

A.	Tax laws applicable to the Company

For information about the tax laws applicable to the Company see Note 21 to the consolidated financial statements.

B.	Tax assessments attributed to the Company

The Company received final tax assessments through 2005.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D. in thousands

9.	Taxes on income (Cont.)

C.	Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2011, the Company has operating carryforward tax losses and capital losses which total approximately $206,000.

Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $49,000 were not recognized because their utilization in the foreseeable future is not probable.

10.	Balances and transaction with related parties and interested parties

A.	Balances with related parties and interested parties

Composition

	December 31,
	2011	2010

Other accounts receivable	920	802

Long-term loans	3,288	-

Other accounts payable	226	18,814

Capital note (see also Note 4 above)	75,126	80,884

B.	Loans

The Company granted some of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of Investments in subsidiaries and associates, net. The Company recorded interest income in respect of these aforesaid loans in the amount of $ 784 in its statement of income for 2011, (approximately $ 896 in 2010 and $ 1,217 in 2009).

For more information about loans which the Company granted its subsidiaries and associates see Note 3 to the consolidated financial statements.

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2011
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2011 (1 USD = 3.821 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	12,418	0	1,248
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	3,661	0
Total	0	0	0	12,418	3,661	1,248

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0